UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 4, 2021

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated February 4, 2021.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: February 4, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports Fourth Quarter and Annual 2020 Results

Aberdeen, United Kingdom, February 4, 2021 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended December 31, 2020.

•Revenues of $278.7 million and a net loss of $73.0 million, or $0.20 per common unit, in the fourth quarter of 2020
•Adjusted EBITDA(1) of $142.2 million in the fourth quarter of 2020

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	December 31,	September 30,	December 31,
	2020	2020	2019
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	278,657	286,590	312,142
Net loss	(73,029)	(5,955)	(9.098)
Limited partners' interest in net loss per common unit - basic	(0.20)	(0.03)	(0.04)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	142,193	140,109	169,014

(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.

The Partnership generated a net loss of $73 million for the three months ended December 31, 2020, compared to a net loss of $9 million for the three months ended December 31, 2019. Results were impacted by reduced revenue contribution from certain FPSO and FSO vessels, the impact of lower fair value changes on financial instruments and foreign exchange, reduced utilization in the Towage segment and higher newbuild startup costs. These impacts were partially offset by lower impairment charges, a favorable contract dispute resolution and a gain on sale of vessel. Prior year results included the benefit of a $58 million warrants settlement.

Adjusted EBITDA was $142 million in the fourth quarter of 2020, compared to $169 million in the same quarter of the prior year. The decrease of $27 million is mainly reflecting lower economic uptime on the Petrojarl I FPSO, lower contractual day rate on Randgrid FSO as well as lower utilization in the Towage segment, partially offset by a favorable contract dispute resolution.

Altera Infrastructure L.P. 1

Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended December 31, 2020 to the prior quarter and the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2020	2020	2019
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	73,614	58,244	79,200
Shuttle Tanker	70,422	61,166	69,694
FSO	(457)	20,667	22,415
UMS	(1,771)	(1,827)	(2,310)
Towage	(744)	1,184	1,518
Conventional	—	—	(8)
Corporate/Eliminations	1,129	675	(1,495)
Partnership Adjusted EBITDA	142,193	140,109	169,014

The Partnership's FPSO segment generated adjusted EBITDA of $74 million, compared with $79 million in the same period in 2019. The decrease of $5 million is mainly due to lower economic uptime on the Petrojarl I FPSO and Voyageur FPSO being off contract from mid-2020, partially offset by a favorable contract dispute resolution.
The Partnership's Shuttle Tanker segment generated adjusted EBITDA of $70 million, and is in line with the same period in 2019.
The Partnership's FSO segment generated adjusted EBITDA loss of $nil million, compared to $22 million in the same period in 2019. The decrease of $22 million is mainly due to a reduction in the Randgrid FSO contractual rate and absence of both the Dampier Spirit FSO and Apollo Spirit FSO as their contracts ended in the third quarter of 2020.
The Partnership's UMS segment generated adjusted EBITDA loss of $2 million and is in line with the same period in 2019.
The Partnership's Towage segment generated adjusted EBITDA loss of $1 million, compared with $2 million in the same period in 2019.
Liquidity Update
As at December 31, the Partnership had total liquidity of $236 million, a decrease of $1 million compared with the prior quarter.
Strategic updates

Extension of the Cidade de Itajai FPSO contract
In November 2020 the Altera & Ocyan Joint Venture agreed with Karoon Petroleum, the new license holder, following the assignment of the Bauna license from Petrobras, the exercise of a 4-year option extension of the charter and operating agreement of Cidade de Itajai FPSO until 2026.

Altera Infrastructure L.P. 2

Delivery of Shuttle Tanker Newbuildings
In January 2021, the Partnership took delivery of the fifth LNG-fueled DP2 shuttle tanker newbuilding, the Altera Wave. The vessel is currently in transit to the North Sea. The sixth LNG fueled vessel, the Altera Wind, is expected to be delivered in February 2021 and the East Coast of Canada newbuilding is expected to be delivered early-2022.

Securities Repurchase Program
In September 2020, the Partnership announced a program to repurchase the Partnership’s outstanding 8.50% Senior Notes due 2023 and Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. During the period from October 2020 to January 2021, the Partnership repurchased Senior Notes with a face value of $13 million and preferred equities across the three series with total face value of $8 million. The repurchase program was completed in January.

Financings
In October 2020, the Partnership completed a $106 million upsizing of the existing financing for the shuttle tankers currently operating off the East Coast of Canada. The upsizing is to partly fund a newbuilding shuttle tanker currently under construction and built for operation off the East Coast of Canada. The $100 million bridge loan for the same newbuild has consequently been terminated.

Strategic Review
Altera Infrastructure is exploring with the assistance of retained financial advisors, a number of potential strategic initiatives, which may lead to certain asset sales to optimize our portfolio, seeking joint venture partners for our business interests and/or capital raises or other similar transactions to support future growth.

Conference Call
The Partnership plans to host a conference call on Thursday, February 4, 2021 at 09:00 a.m. (ET) to discuss the results for the fourth quarter of 2020. All interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (conference ID code: 8314616)
◦Norway (Toll free) 800 14947
◦Norway (Local) +47 23 50 02 96
◦United Kingdom (Toll free) +44 (0)330 336 9411
◦United States (Local) +1 929-477-0402
◦Canada (Local) +1 888-204-4368
•By accessing the webcast, which will be available on Altera's website at www.alterainfra.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter 2020 Earnings Presentation will also be available at www.alterainfra.com in advance of the conference call start time. From 2021 Altera plans to host bi-annual Earnings presentations in relation to the second and the fourth Quarter Earnings releases.
Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s review of potential strategic initiatives any related asset sales, joint ventures, capital raises or other transactions; the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels; and the Partnership's proposed actions to any disruptions from covid-19. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: alternatives and conditions to implement any strategic initiatites; delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; unanticipated market volatility (such as volatility resulting from the recent COVID-19 outbreak); and other factors

Altera Infrastructure L.P. 3

discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.4 billion, comprised of 51 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including two newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Revenues	278,657	312,142	1,182,110	1,252,938
Direct operating costs	(143,896)	(136,506)	(627,792)	(606,691)
General and administrative expenses	(24,217)	(33,858)	(44,360)	(54,927)
Depreciation and amortization	(81,128)	(84,501)	(316,317)	(358,474)
Interest expense	(50,511)	(47,638)	(192,723)	(205,667)
Interest income	1,870	1,012	2,770	5,111
Equity-accounted income (loss)	19,658	23,158	35,921	33,768
Impairment expense, net	(83,615)	(126,354)	(268,612)	(187,680)
Gain (loss) on dispositions, net	5,380	—	3,411	12,548
Realized and unrealized gain (loss) on derivative instruments	7,190	72,402	(96,499)	(34,682)
Foreign currency exchange gain (loss)	(514)	6,359	(7,861)	2,193
Other income (expenses), net	(844)	750	(10,472)	(9,677)
Income (loss) before income tax (expense) recovery	(71,970)	(13,034)	(340,424)	(151,240)
Income tax (expense) recovery
Current	(1,303)	(427)	(6,543)	(4,666)
Deferred	244	4,363	804	(3,161)
Net income (loss)	(73,029)	(9,098)	(346,163)	(159,067)
Attributable to:
Limited partners - common units	(80,120)	(17,291)	(368,341)	(181,424)
General partner	(615)	(127)	(2,771)	(1,384)
Limited partners - preferred units	7,989	8,036	32,103	32,150
Non-controlling interests in subsidiaries	(283)	284	(7,154)	(8,409)
	(73,029)	(9,098)	(346,163)	(159,067)
Basic and diluted earnings (loss) per limited partner common unit	(0.20)	(0.04)	(0.90)	(0.44)

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Net income (loss)	(73,029)	(9,098)	(346,163)	(159,067)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
Pension adjustments, net of taxes	1,438	(1,662)	1,438	(1,662)
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(189)	(200)	(811)	(689)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(201)	(232)	(966)	(600)
Total other comprehensive income (loss)	1,048	(2,094)	(339)	(2,951)
Comprehensive income (loss)	(71,981)	(11,192)	(346,502)	(162,018)
Attributable to:
Limited partners - common units	(79,080)	(19,370)	(368,677)	(184,353)
General partner	(607)	(142)	(2,774)	(1,406)
Limited partners - preferred units	7,989	8,036	32,103	32,150
Non-controlling interests in subsidiaries	(283)	284	(7,154)	(8,409)
	(71,981)	(11,192)	(346,502)	(162,018)

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at	As at
	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	235,734	199,388	225,040
Financial assets	103,514	107,992	9,568
Accounts and other receivable, net	222,629	204,825	143,710
Vessels and equipment classified as held for sale	7,500	15,374	12,528
Inventory	16,308	18,581	20,254
Due from related parties	9,980	—	58,885
Other assets	37,326	16,844	20,989
Total current assets	632,991	563,004	490,974
Non-current assets
Financial assets	36,372	—	2,075
Accounts and other receivable, net	—	17,276	36,536
Vessels and equipment	3,029,415	3,025,716	3,548,501
Advances on newbuilding contracts	127,335	297,100	113,796
Equity-accounted investments	241,731	232,216	208,819
Deferred tax assets	5,153	7,000	9,168
Due from related parties	—	—	949
Other assets	185,521	218,813	185,191
Goodwill	127,113	127,113	127,113
Total non-current assets	3,752,640	3,925,234	4,232,148
Total assets	4,385,631	4,488,238	4,723,122
LIABILITIES
Current liabilities
Accounts payable and other	302,414	272,618	213,480
Other financial liabilities	198,985	21,697	23,290
Borrowing	362,079	353,238	554,336
Due to related parties	7	21,306	183,795
Total current liabilities	863,485	668,859	974,901
Non-current liabilities
Accounts payable and other	128,671	222,659	264,732
Other financial liabilities	144,350	164,511	144,867
Borrowings	2,808,898	2,831,274	2,543,406
Due to related parties	194,628	—	—
Deferred tax liabilities	700	3,133	2,183
Total non-current liabilities	3,277,247	3,221,577	2,955,188
Total liabilities	4,140,732	3,890,436	3,930,089
EQUITY
Limited partners - common units	—	169,737	350,088
Limited partners - Class A common units	(2,505)	—	—
Limited partners - Class B common units	(157,897)	—	—
Limited partners - preferred units	376,512	384,274	384,274
General partner	6,828	9,587	10,971
Accumulated other comprehensive income	4,071	4,410	7,361
Non-controlling interests in subsidiaries	17,890	29,794	40,339
Total equity	244,899	597,802	793,033
Total liabilities and equity	4,385,631	4,488,238	4,723,122

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31,
	2020	2019
	$	$
Operating Activities
Net income (loss)	(346,163)	(159,067)
Adjusted for the following items:
Depreciation and amortization	316,317	358,474
Equity-accounted (income) loss, net of distributions received	(6,532)	(16,113)
Impairment expense, net	268,612	187,680
(Gain) loss on dispositions, net	(3,411)	(12,548)
Unrealized (gain) loss on derivative instruments	36,045	443
Deferred income tax expense (recovery)	(804)	3,161
Provisions and other items	(3,503)	(1,547)
Other non-cash items	53,267	(22,942)
Changes in non-cash working capital, net	(31,507)	13,341
Net operating cash flow	282,321	350,882
Financing Activities
Proceeds from borrowings	312,149	492,517
Repayments of borrowings and settlement of related derivative instruments	(329,073)	(410,429)
Financing costs related to borrowings	(8,023)	(20,752)
Proceeds from borrowings related to sale and leaseback of vessels	119,073	23,800
Repayments of borrowings related to sale and leaseback of vessels	(1,190)	—
Financing costs related to borrowings from sale and leaseback of vessels	(187)	(2,256)
Proceeds from borrowings from related parties	205,000	95,000
Prepayment of borrowings from related parties	—	(200,000)
Lease liability repayments	(20,332)	(14,695)
Capital provided by others who have interests in subsidiaries	—	1,500
Distributions to limited partners and preferred unitholders	(32,103)	(32,150)
Distributions to others who have interests in subsidiaries	(4,750)	(3,636)
Repurchase of preferred units	(6,200)	—
Net financing cash flow	234,364	(71,101)
Investing Activities
Additions
Vessels and equipment	(479,981)	(231,658)
Equity-accounted investments	(3,948)	(7,886)
Dispositions
Vessels and equipment	27,996	33,341
Restricted cash	(26,522)	(98,329)
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(476,025)	(304,532)
Cash and cash equivalents
Change during the year	40,660	(24,751)
Impact of foreign exchange on cash	(4,314)	(901)
Balance, beginning of the year	199,388	225,040
Balance, end of the year	235,734	199,388

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Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as we, in assessing our performance, view these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. These non-IFRS measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
(in thousands of U.S. Dollars, unaudited)	December 31,	September 30,	December 31,
	2020	2020	2019
	$	$	$
Adjusted EBITDA	142,193	140,109	169,014
Depreciation and amortization	(81,128)	(79,049)	(84,501)
Interest expense	(50,511)	(48,036)	(47,638)
Interest income	1,870	190	1,012
Expenses and gains (losses) relating to equity-accounted investments	(11,485)	(10,442)	(8,013)
Impairment expense, net	(83,615)	(4,720)	(126,354)
Gain (loss) on dispositions, net	5,380	(19)	—
Realized and unrealized gain (loss) on derivative instruments	6,061	1,752	73,897
Foreign currency exchange gain (loss)	(514)	(2,958)	6,359
Other income (expenses), net	(844)	(4,262)	750
Adjusted EBITDA attributable to non-controlling interests	623	2,028	2,440
Income (loss) before income tax (expense) recovery	(71,970)	(5,407)	(13,034)
Income tax (expense) recovery:
Current	(1,303)	(1,639)	(427)
Deferred	244	1,091	4,363
Net loss	(73,029)	(5,955)	(9,098)

Altera Infrastructure L.P. 9

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended
(in thousands of U.S. Dollars, unaudited)	December 31,	September 30,	December 31,
	2020	2020	2019
	$	$	$
Equity-accounted income (loss)	19,658	11,890	23,158
Less:
Depreciation and amortization	(7,713)	(8,084)	(7,856)
Interest expense, net	(5,102)	(2,273)	(3,364)
Income tax (expense) recovery
Current	(139)	(43)	(149)
EBITDA	32,612	22,290	34,527
Less:
Realized and unrealized gain (loss) on derivative instruments	1,395	(298)	3,153
Foreign currency exchange gain (loss)	74	340	203
Adjusted EBITDA from equity-accounted investments	31,143	22,332	31,171

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